ALLIED GOLD LIMITED
ACN 104 855 067

6 October 2008

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

ALLIED GOLD EXCEEDS 17,500oz GOLD PRODUCTION TARGET

Allied Gold is pleased to advise that it has achieved its September quarter gold production target by producing 17,642 oz during the period. The achievement confirms that ramp-up of the Simberi Island gold project is progressing and back on track following the implementation of measures to address commissioning and weather-related issues which impacted production in the June Quarter.

A number of initiatives have been undertaken during the quarter, including a significant increase in mining fleet capacity at the project. Executive Chairman Mr. Mark Caruso said "By providing this boost to the mining fleet's capacity the company can now confidently expect to drive multiple pit predevelopment works and ROM stockpiling capacity that are required to maintain the base load ore throughput to sustain production going forward."

In the June quarterly report, Allied Gold noted the impact heavy seasonal rainfall had made on its June quarter production levels. The Company's improved ability to stockpile ore and undertake site preparation works will now provide some risk mitigation against adverse seasonal conditions.

Significantly, the Simberi processing plant regularly achieved its name plate capacity of 2.2 Mtpa during the September quarter, as it approaches the end of its commissioning phase. It is expected that this upward trend in throughput will continue during the December quarter.

A number of further optimisation programs are planned for the December quarter relating to productivity and cost initiatives. These initiatives reflect management's main focus on achieving consistent operational results.

Executive Chairman Mr. Caruso stated "We have essentially addressed the mining bottlenecks by expanding our mining fleet, and expect to take delivery of a couple of more pieces of equipment during the December quarter. Although it's still early days, the plant is also proving that it can handle the additional throughput on a consistent basis.

In the December quarter, we are now turning our focus on operating costs and getting more from our current activities so we can deliver sustainable increases in production while reducing our current operating costs. Also, we are identifying cost saving initiatives as well as further assessing the potential for expansion opportunities."

Management will include its December quarter gold production target in the pending September quarterly release. However the Company is confident gold production will exceed the September quarters result.

Allied Gold expects to release its September Quarter report towards the end of October. The report will include a more comprehensive update on the status of the Simberi Island operation and the Company's ongoing exploration program.

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Executive Chairman
<u>For enquiries in connection with this release please contact:</u>

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Background

Allied Gold is a gold production company having commissioned its 100 percent owned Simberi Oxide Gold Project in February 2008. The project is situated on the northern most island of the Tabar Islands Group, located in the New Ireland Province of eastern Papua New Guinea some 60 kilometres north-west of the Lihir Gold Project, which hosts a plus 40 million ounce gold resource.



150°00´E
153°00´E
LIHIR GOLD MINE
Production 650,000oz pa
Resources 42Moz
SIMBERI GOLD MINE
Production 84,000oz pa
Resources 2.4Moz
2°00´S
Pacific Ocean
Tabar Group
Lihir Group
New Ireland
Tanga Group
Feni Islands
Bismarck Sea
N
New Britain
6°00´S
Solomon Sea
0
100km

Simberi contains measured, indicated and inferred mineral resources of approximately 2.4 million ounces of gold and proven and probable ore reserves of 674,000 ounces of gold.

Allied's strategy is to add to the gold inventory on Simberi Island. This will be achieved by defining additional oxide resources and conversion of these and known resources into reserves with a view to expanding annualised gold production from current levels of 84,000 ounces, and to generate and drill test gold and base metals targets identified on the nearby Tatau and Big Tabar islands. As at June 2008, exploration on Tatau and Big Tabar Islands is being undertaken by Barrick Gold as part of a JV arrangement with Allied.